ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6


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INSURED                                                           BOND NUMBER

The Herzfeld Caribbean Basin Fund, Inc.                           93338107B
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EFFECTIVE DATE            BOND PERIOD                 AUTHORIZED REPRESENTATIVE

November 1, 2007     May 20, 2007 to May 20, 2008       /S/ Maggie Sullivan
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In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective November 1, 2007 to be:

                                                             Limit of Liability
                                                             ------------------

Insuring Agreement A-        FIDELITY                        $300,000
Insuring Agreement C-        ON PREMISES                     $300,000
Insuring Agreement D-        IN TRANSIT                      $300,000
Insuring Agreement E-        FORGERY OR ALTERATION           $300,000
Insuring Agreement F-        SECURITIES                      $300,000
Insuring Agreement G-        COUNTERFEIT CURRENCY            $300,000

[
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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The following resolution was passed by unanimous vote of the Board of Directors on February 13, 2008:

              The Herzfeld Caribbean Basin Fund, Inc. (the "Fund")

Approval of Amendment to Fidelity Bond

      RESOLVED, that the appropriate officers of The Herzfeld Caribbean Basin Fund, Inc. (the "Fund") are authorized to make such necessary amendments or other alterations, including increasing the amount of coverage provided to conform with the requirements of Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), to the fidelity bond ("Bond") covering, among others, officers and employees of the Fund; and be it

      RESOLVED, that the appropriate officers of the Fund are hereby authorized and directed to file the amended Bond with the Securities and Exchange Commission and to make such other filings and give the notices required under Paragraph (g) of Rule 17g-1; and be it further

      RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund, as they or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.


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The amount of bond if the Fund were to secure the Fidelity Bond for a single insured would be unchanged in the amounts indicated in the text of the bond presented in this filing. Premiums have been appropriately paid for the period from May 20, 2007 to May 20, 2008.


/s/ Cecilia Gondor
Secretary/Treasurer